VF 12-3-02

[redacted]

02053147

STATES
HANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
[redacted]
PART III

RECEIVED
NOV 29 2002
PROCESSING

SEC FILE NUMBER
8- 48219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 12/6/02

REPORT FOR THE PERIOD BEGINNING 10/01/2001 AND ENDING 09/30/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETERS & CO. EQUITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 Bankers Hall West 888 Third Street SW
(No. and Street)

CALGARY Alberta, CANADA T2P 5C5
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holly A. Benson, C.A. (403) 261-4850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Chartered Accountants
(Name – *if individual, state last, first, middle name*)

1000 Ernst & Young Tower 440 2nd Avenue SW CALGARY, Alberta, Canada T2P 5E9
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Tims, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peters & Co. Equities Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Executive Officer

Title

Notary Public

ALYSON F. GOLDMAN
Barrister & Solicitor

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (see footnote disclosure)
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE AND ADVISORY BUSINESS SERVICES

ASSURANCE SERVICES

Statements of Financial Condition

Peters & Co. Equities Inc.

September 30, 2002 and 2001

ERNST & YOUNG

ERNST & YOUNG LLP

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Peters & Co. Equities Inc.:

We have audited the accompanying statements of financial condition of Peters & Co. Equities Inc. (the "Company") as of September 30, 2002 and 2001. These statements of financial condition are the responsibility of the management of the Company. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Peters & Co. Equities Inc. at September 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Calgary, Canada
October 23, 2002

Chartered Accountants

STATEMENTS OF FINANCIAL CONDITION

All figures presented in United States Dollars

As at September 30

	2002 $	2001 $
ASSETS		
Current		
Cash and cash equivalents *[note 3]*	**763,286**	651,739
Accounts receivable		
Broker *[note 6]*	**61,011**	—
Clients *[note 4]*	**279,679**	307,312
Due from shareholder *[note 6]*	**—**	338
Other	**16,627**	25,057
Total current assets	**1,120,603**	984,446
Other		
Non-marketable securities	**70,900**	70,900
Deferred income taxes *[note 7]*	**11,931**	9,506
Capital assets *[note 5]*	**—**	4,811
Other assets	**82,831**	85,217
	1,203,434	1,069,663
LIABILITIES AND CAPITAL IN THE BUSINESS		
Current		
Accounts payable		
Broker *[note 6]*	**—**	304,818
Clients	**336,491**	—
Due to shareholder *[note 6]*	**63,690**	—
Trade	**12,600**	10,000
Income taxes payable	**22,951**	9,506
Total current liabilities	**435,732**	324,324
Capital in the business *[note 8]*	**767,702**	745,339
	1,203,434	1,069,663

See accompanying notes

NOTES TO STATEMENTS OF FINANCIAL CONDITION

All figures presented in United States Dollars

September 30, 2002 and 2001

1. BACKGROUND

Peters & Co. Equities Inc. (the "Company"), incorporated under the *Business Corporations Act (Alberta)* and a wholly owned subsidiary of Peters & Co. Limited ("Limited"), commenced operations on September 24, 1996. The Company is registered as a broker/dealer with the National Association of Securities Dealers, Inc. ("NASD") and is a member of the Securities Investor Protection Corporation and the Securities Industry Association. The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ("US"). Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amount of recorded assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.

Accounting for securities transactions

Securities transactions and the related revenues and expenses are recorded in the financial statements on a settlement date basis. There would be no material differences in net income or net capital for regulatory purposes if the Company followed the trade date basis of accounting.

Depreciation and amortization

Capital assets are recorded at cost and are depreciated over their estimated useful lives. Depreciation on office equipment is provided on a declining balance basis at an annual rate of 20 percent. Organization costs are amortized on a straight line basis over five years beginning in fiscal 1997.

Foreign currency translation

The United States dollar is the functional currency for the Company's operations. Assets and liabilities denominated in Canadian currency are translated into United States dollars at the rate of exchange in effect at year end. Revenue and expense items are translated at average rates during the year. The resulting gains and losses are included in income.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

All figures presented in United States Dollars

September 30, 2002 and 2001

Non-marketable securities

Non-marketable securities represent an investment in a stock exchange. This investment is accounted for at cost, which approximates fair value.

Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments are represented by cash and cash equivalents, accounts receivable, accounts payable, income taxes payable and subordinated loans.

Income taxes

The Company records its provision for income taxes using the liability method. Under this method deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Comprehensive income

There are no items which would cause comprehensive income to differ materially from net income.

3. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is a Canadian dollar short term deposit in the amount of $1,115,000 CDN (2001 - $960,000 CDN) with an interest rate of 2.75 percent per annum (2001 – 3.60 percent per annum) and a maturity of October 29, 2002 (2001 – October 29, 2001). This short term deposit is held with a Canadian chartered bank.

The Company has CDN and US currency on deposit at a Canadian chartered bank. The deposits earn interest at the Canadian prime rate less 2.50 percent per annum, and at the US prime rate less 3.75 percent per annum, respectively. At September 30, 2002 the Canadian prime rate was 4.50 percent per annum (2001 – 5.25 percent per annum), and the US prime rate was 4.75 percent per annum (2001 – 6.00 percent per annum).

4. ACCOUNTS RECEIVABLE - CLIENTS

A significant portion of the Company's accounts receivable from clients are due from a small number of US institutional clients. Concentration of credit risk is mitigated due to transactions in these accounts being on the basis of delivery versus payment only. As a result, securities are only delivered in exchange for the related funds.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

All figures presented in United States Dollars

September 30, 2002 and 2001

5. CAPITAL ASSETS

During the year, all capital assets were fully depreciated and written-off by the Company.

6. RELATED PARTY TRANSACTIONS

The Company's parent, Limited, provides trade execution services to the Company and acts as its settlement agent with various clearing corporations and depositories for all of its security transactions. The accounts receivable/payable broker represent the balances outstanding for such transactions.

Substantially all of the Company's cash receipts and disbursements and administrative functions are handled by Limited. Certain operating, overhead and other costs related to these services are recovered through a management fee. The intercompany balance arising from these transactions is recorded as Due from/to shareholder.

The inter-company balances are due on demand and do not bear interest.

7. INCOME TAXES

Deferred income taxes relate to the temporary differences between the carrying value of capital assets for financial reporting purposes and the undepreciated capital cost for income tax purposes.

The Company is subject to corporation taxes in Canada calculated based on financial statements expressed in Canadian dollars. As a result, the effective income tax rate differs from the statutory rate of 39.87 percent (2001 – 41.87 percent) due mainly to foreign exchange translation adjustments included in income for tax purposes.

8. CAPITAL IN THE BUSINESS

	2002 $	2001 $
Subordinated loans	**600,000**	600,000
Share capital	**200,000**	200,000
Deficit	**(32,298)**	(54,661)
Total capital in the business	**767,702**	745,339

The Company has received two subordinated loans totalling $600,000 US from its parent. These loans have been approved by the NASD and are thus available in computing net capital. These subordinated loans bear interest at ten percent per annum and are repayable on November 30,

All figures presented in United States Dollars

2005. Interest paid during the year totalled $60,000 (2001 - $60,000). To the extent these loans are required for net capital, they may not be repaid.

During the year, there were no increases or decreases in the subordinated loans.

The Company has authorized an unlimited number of common shares without nominal or par value. At September 30, 2002, a total of 200,000 common shares were outstanding (2001 – 200,000) for total share capital of $200,000 (2001 - $200,000).

9. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 and 2/3 percentage of aggregate indebtedness, as defined, at all times. At September 30, 2002, the Company had net capital equal to $610,388 (2001 - $634,727) which exceeded its requirement by $510,388 (2001 – $534,727).

	2002 $	2001 $
Total ownership equity	**167,702**	145,339
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	**600,000**	600,000
Less: Total non-allowable assets	**(96,227)**	(107,972)
Less: Aged fail-to-deliver	**(57,856)**	—
Net capital before haircuts on securities positions	**613,619**	637,367
Less: Total haircuts	**(3,231)**	(2,640)
Net capital	**610,388**	634,727
Net capital requirement	**100,000**	100,000
Excess net capital	**510,388**	534,727

Total non-allowable assets at September 30, 2002 include non-marketable securities of $70,900 (2001 - $70,900), receivable from affiliate of $Nil (2001 - $338) and miscellaneous amounts of $25,327 (2001 - $36,734).